UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2023

COMMISSION FILE NUMBER 001-40173

Steakholder Foods Ltd.

(Translation of registrant’s name into English)

Steakholder Foods Ltd.

5 David Fikes St., Rehovot 7632805 Israel

+972-73-541-2206

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

On November 2, 2023, Steakholder Foods Ltd. (the “Company”) issued a press release, attached hereto as Exhibit 99.1, announcing an achievement of more than 75% cost reduction in growth media for bovine cell cultivation.

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Press release, dated November 2, 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Steakholder Foods Ltd.

	By:	/s/ Arik Kaufman
		Name:	Arik Kaufman
		Title:	Chief Executive Officer

Date: November 2, 2023

3